Exhibit 99.3

Wolseley plc

Notice under Rule 104 of Regulation BTR

The following constitutes a notice under Rule 104(a) of Regulation BTR which is intended to be given to the Securities and Exchange Commission on Form 6-K and to the executive directors of Wolseley plc.

Clayton Acquisition Company, Inc., a subsidiary of Ferguson Enterprises, Inc., operates the Clayton Acquisition Company 401(k) Employees Retirement Savings Plan. Effective December 31, 2002, the Clayton Acquisition Company 401(k) Employees Retirement Savings Plan was frozen. On January 1, 2003, employees of the Clayton Acquisition Company, Inc. began participation in the Ferguson Enterprises, Inc. Retirement Savings Plan. Effective December 31, 2003, it has been decided to merge the Clayton Acquisition Company 401(k) Employees Retirement Savings Plan into the Ferguson Enterprises, Inc. Retirement Savings Plan (“the Plan”).

It is intended that the following transactions under the Plan will be affected by the blackout period, which is intended to commence on December 30, 2003:

Participants will not be able to change or transfer investments in their individual accounts, or obtain a loan or distribution from the Plan during the blackout. During the blackout period, participants will be unable to do a fund-to-fund transfer or rebalance in their Plan accounts on their old Clayton balance.

No dealings in either ordinary shares of 25p each in the capital of Wolseley plc or in American Depositary Shares of Wolseley plc will be able to be transacted in the period commencing on December 30, 2003 (being the calendar week commencing on December 28, 2003 for the purposes of Rule 104) and ending on January 30, 2004 (being the calendar week commencing on January 25, 2004 for the purposes of Rule 104). A further notice will be sent to the executive directors of Wolseley plc if the blackout period comes to an end on a different day than January 30, 2004.

Further details of the blackout period, its commencement and termination, and all other inquiries related to the same, may be obtained, free of charge and for a period of not less than 2 years from December 30, 2003, from Mark J. White, Group Company Secretary, Wolseley plc, Parkview 1220, Arlington Business Park, Theale, Reading RG7 4GA, United Kingdom (telephone 011 44 118 929 8700, email Mark.White@Wolseley.com).

December 22, 2003